[redacted]

09057048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12636 High Bluff Drive, Suite 100
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Heising 858-436-3180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/16

OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Financial Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director / CFO

Title

Notary Public

JANIS NAIMAN
Commission # 1806034
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2008

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants & business advisers

INDEPENDENT AUDITORS' REPORT

To the Members of
Independent Financial Group, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC (the "Company"), a California limited liability corporation, as of December 31, 2008, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	391,469
Receivables from clearing firm		585,953
Deposits with clearing organizations		100,000
Other receivables		558,311
Other assets and deposits		161,199
Total current assets		1,796,932
Property and equipment, net		145,000
Note receiveble		30,000
Total assets	$	1,971,932

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	19,982
Accrued commissions		843,637
Other accrued liabilities		197,040
Total current liabilities		1,060,659
Commitments and contingencies (Note 8)		
MEMBER'S CAPITAL		911,273
Total liabilities and member's capital	$	1,971,932

The accompanying notes are an integral part of these financial statements

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2008

Revenues:	
Commissions and clearing	$ 25,226,855
Investment advisor fees	5,944,551
Interest income	436,484
Other	2,408,592
Total revenues	34,016,482
Expenses:	
Commissions and clearing	23,000,228
Investment advisor fees	5,446,192
Employee compensation and benefits	3,079,651
Meetings and conferences	700,169
Occupancy	438,150
Communication and technology	167,094
Outside services	158,390
Travel and entertainment	114,443
Other	92,494
Advertising and market development	76,407
Licenses and registration fees	69,004
Office supplies and printing	64,406
Depreciation and amortization expense	38,802
Taxes	18,251
Insurance	14,598
Interest expense	511
Total expenses	33,478,790
Net Income	$ 537,692

The accompanying notes are an integral part of these financial statements

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
For the year ended December 31, 2008

	Member's Capital	Accumulated Earnings	Total
Balance at December 31, 2007	$ 217,145	$ 476,436	$ 693,581
Distributions	-	(320,000)	(320,000)
Net Income	-	537,692	537,692
Balance at December 31, 2008	$ 217,145	$ 694,128	$ 911,273

The accompanying notes are an integral part of these financial statements

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 537,692
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	38,802
Decrease (increase) in assets:	
Receivables from clearing firm	(153,275)
Other receivables	55,694
Other assets and deposits	(23,782)
Increase (decrease) in liabilities:	
Accounts payable	16,553
Accrued commissions	(210,790)
Due to affiliate	(950)
Other accrued liabilities	58,719
Net cash provided by operating activities	318,663
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(47,773)
Lendings made under note receivable	(30,000)
Net cash used in investing activities	(77,773)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of obligations under capital leases	(21,541)
Distributions	(245,000)
Net cash used in financing activities	(266,541)
Net decrease in cash and cash equivalents	(25,651)
Cash and cash equivalents at the beginning of the year	417,120
Cash and cash equivalents at the end of the year	$ 391,469
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Taxes	$ 12,700
Interest	$ 511
Noncash financing transactions	
Decrease in intercompany receivable through payment of distributions	$ (75,000)

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue and advisory fees are recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2008, accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2008, the Company had uninsured cash balances of $141,469. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

Income Taxes

Upon its formation the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. The Company has recorded approximately $18,300 for income tax purposes within its general and administrative expenses which represent the California minimum franchise tax paid by the Company in 2008.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31, 2008:

Furniture and fixtures	$	110,756
Equipment		30,597
Computers and software		89,438
Leasehold improvements		9,615
		240,406
Less: Accumulated depreciation and amortization		95,406
Total furniture and equipment, net	$	145,000

Depreciation and amortization expense was $38,802 for the year ended December 31, 2008.

NOTE 4- OTHER RECEIVABLES

Other receivables at December 31, 2008 are as follows:

Variable annuities receivable	$	193,143
Investment adivisory receivable		138,605
Commissions receivable		127,925
Direct participation receivable		43,350
Other receivable		34,262
Broker receivable		21,026
	$	558,311

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness (approximately $70,700 at December 31, 2008), whichever is higher. At December 31, 2008, the Company had net capital of $415,400 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 2.18 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Company's clearing firm.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company. As of December 31, 2008, there were no amounts owed to or from the parent company.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases it current office space under an operating lease that expires on August 31, 2010. Rent expense totaled $438,150 for the year ended December 31, 2008.

Future minimum lease commitments under the operating lease are as follows:

Year ending December 31,		
2009	$	435,829
2010		241,950
	$	677,779

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

SUPPLEMENTARY INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Member's capital	$ 911,273
Less non-allowable assets:	
Deposits	(23,506)
Other assets	(67,939)
Prepaid expense	(137,692)
Note receivable	(30,000)
Broker receivable	(21,026)
Property and equipment	(145,000)
Non-allowable assets	(425,163)
Less: Other deductions and/or charges	-
Net capital	$ 486,110

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 70,710
Net capital in excess of amount required	$ 415,400
Aggregate indebtedness	$ 1,060,659
Ratio of aggregate indebtedness to net capital	2.18 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2008.

Independent Financial Group, LLC
COMPUTATIONS OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2008

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Independent Financial Group, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2008

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Independent Financial Group, LLC
San Diego, California

In planning and performing our audit of the financial statements of Independent Financial Group, LLC, as of December 31, 2008, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be a significant deficiency under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation